Exhibit 12.1
HRG GROUP, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges

	Year ended September 30,
(in millions, except ratios)	2016	2015	2014	2013	2012
Income (loss) from continuing operations before income taxes	$231.9	$(307.1)	$104.0	$(324.3)	$(135.1)
Add back fixed charges
Interest expense	397.1	401.6	298.8	504.7	250.4
Estimated interest within rental expense	16.6	13.6	14.9	16.5	11.5
Total fixed charges	$413.7	$415.2	$313.7	$521.2	$261.9
Earnings before fixed charges	645.6	108.1	417.7	196.9	126.8

Fixed charges as above	413.7	415.2	313.7	521.2	261.9

Ratio of earnings to fixed charges	1.6	(a)	1.3	(a)	(a)

Deficiency of loss to fixed charges (a)		$(307.1)		$(324.3)	$(135.1)

(a) Due to losses for the years ended September 30, 2015, 2013 and 2012 the coverage ratio was less than 1:1. We would have needed to generate additional earnings of $307.1, 324.3 and 135.1, in the respective periods in order to achieve a ratio of 1:1.